Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE
Contact:	Yvonne “Rie” Atkinson
410-768-8857 (office)
ratkinson@bogb.net

GLEN BURNIE BANCORP RELEASES 3Q EARNINGS

GLEN BURNIE, MD (October 29, 2009) – Glen Burnie Bancorp (NASDAQ: GLBZ), parent company of The Bank of Glen Burnie, today announced results for the third quarter.

The company realized a net income of $527,000 or $0.20 basic earnings per share in the quarter ended September 30, 2009 compared to net losses of $2,118,000 or $0.71 basic loss per share for the same three month period in 2008.  For the nine months ending September 30, 2009, net income was $1,472,000 or $0.53 basic earnings per share as compared to net losses of $978,000 or $0.33 basic loss per share for the same period in 2008.  The loss in 2008 was due to the government intervention into Fannie Mae and Freddie Mac.

The bank achieved the following additional highlights:
•	1.70% increase in year to date loans
•	8.77% increase in year to date deposits
•	8.76% Tier 1 leveraged ratio, FDIC required level of 4.0%

Total interest income for the quarter ending September 30, 2009 was $4,749,000 as compared to $4,667,000 for the same period in 2008.  Total interest income was $13,971,000 for the nine months ending September 30, 2009 as compared to $13,572,000 for the same period in 2008.  For the three month period ending September 30, 2009, net interest income after provision for credit losses was $2,763,000 as compared to $2,882,000 for the same period in 2008.  For the nine months ending September 30, 2009 net interest income after provision for credit losses was $8,303,000 as compared to $8,533,000 for the same period in 2008.

“As the bank celebrates its 60th anniversary it continues to perform well despite the difficult economic conditions.  The positive results we are reporting today are the direct result of staying with our traditional community banking roots.” commented Michael G. Livingston, President and Chief Executive Officer.

Today, The Bank of Glen Burnie will hold its Grand Opening of its relocated South Crain branch one half mile south to New Cut Road.

On October 6, 2009, Glen Burnie Bancorp paid its 69th consecutive dividend to shareholders of record at the close of business on September 25, 2009.

The Bank of Glen Burnie has been awarded a 5-Star Superior Rating from BAUER FINANCIAL Reports, Inc., the nation’s leading independent bank research firm, for the past 36 consecutive quarters. This distinction denotes the highest level of strength, safety and performance measured by Bauer and is based on factors such as capitalization, liquidity, loan delinquency rate and historical performance.

Glen Burnie Bancorp, parent company to The Bank of Glen Burnie, currently maintains consolidated assets totaling more than $350 million.  Founded in 1949, The Bank of Glen Burnie ® is a locally-owned community bank with eight branch offices serving Anne Arundel County.  (www.thebankofglenburnie.com)
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Certain information contained in this news release, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements are subject to certain risks and uncertainties, which could cause the company’s actual results in the future to differ materially from its historical results and those presently anticipated or projected.  For a more complete discussion of these and other risk factors, please see the company’s reports filed with the Securities and Exchange Commission.

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Balance Sheets
(dollars in thousands)

	(unaudited)
	September	December
	30, 2009	31, 2008
Assets

Cash and due from banks	$6,011	$6,960
Interest bearing deposits	1,211	7,884
Federal funds sold	8,784	6,394
Investment securities	81,301	57,949
Common Stock in the Glen Burnie Statutory Trust I	155	155
Loans, net of allowance	239,134	235,133
Premises and equipment at cost, net of accumulated depreciation	4,008	3,099
Other real estate owned	41	550
Other assets	13,905	14,378
Total assets	$354,550	$332,502

Liabilities and Stockholders' Equity

Liabilities:
Deposits	$293,436	$269,768
Short-term borrowings	61	630
Long-term borrowings	27,043	27,072
Junior subordinated debentures owed to unconsolidated
subsidiary trust	5,155	5,155
Other liabilities	1,724	1,969
Total liabilities	327,419	304,594

Stockholders' equity:
Common stock, par value $1, authorized 15,000,000 shares;
issued and outstanding September 30, 2009 2,678,567;
December 31, 2008 2,967,727 shares	2,679	2,968
Surplus	9,155	11,568
Retained earnings	14,792	14,129
Accumulated other comprehensive income (loss), net of tax benefits	505	(757)

Total stockholders' equity	27,131	27,908

Total liabilities and stockholders' equity	$354,550	$332,502

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Statements of Income
(dollars in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	(unaudited)		(unaudited)
	2009	2008	2009	2008

Interest income on
Loans, including fees	$3,853	$3,780	$11,430	$10,642
U.S. Treasury and U.S. Government agency securities	511	455	1,381	1,572
State and municipal securities	320	353	979	1,073
Other	65	79	181	285
Total interest income	4,749	4,667	13,971	13,572

Interest expense on
Deposits	1,246	1,141	3,769	3,522
Junior subordinated debentures	137	137	410	410
Long-term borrowings	266	235	793	611
Short-term borrowings	-	33	-	50
Total interest expense	1,649	1,546	4,972	4,593

Net interest income	3,100	3,121	8,999	8,979

Provision for credit losses	337	239	696	446

Net interest income after provision for credit losses	2,763	2,882	8,303	8,533

Other income
Service charges on deposit accounts	178	181	517	554
Other fees and commissions	227	237	609	652
Other non-interest income	(11)	(14)	(11)	(11)
Income on life insurance	68	67	205	203
Gains on investment securities	135	86	184	141
Total other income	597	557	1,504	1,539

Other expenses
Salaries and employee benefits	1,616	1,608	4,733	4,784
Impairment of securities	-	2,816	30	2,816
Occupancy	221	220	673	676
Other expenses	875	710	2,643	2,343
Total other expenses	2,712	5,354	8,079	10,619

Income (loss) before income taxes	648	(1,915)	1,728	(547)

Income tax expense	121	203	256	431

Net income (loss)	$527	$(2,118)	$1,472	$(978)

Net income (loss) per share of common stock	$0.20	$(0.71)	$0.53	$(0.33)

Weighted-average shares of common stock outstanding	2,673,759	2,972,016	2,753,571	2,985,757